UNITED STATES
(Check One):            SECURITIES AND EXCHANGE COMMISSION
    |_|  Form 10-K            Washington, D.C. 20549
    |_|  Form 20-F
    |_|  Form 11-K                 FORM 12b-25
    |X|  Form 10-Q
    |_|  Form 10-D
    |_|  Form N-SAR
    |_|  Form N-CSR

                           NOTIFICATION OF LATE FILING

                           For Period Ended:   June 30, 2007
                                             --------------------
                           |_|  Transition Report on Form 10-K
                           |_|  Transition Report on Form 20-F
                           |_|  Transition Report on Form 11-K
                           |_|  Transition Report on Form 10-Q
                           |_|  Transition Report on Form N-SAR

                           For the Transition Period Ended:
                                                            --------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
                                    NOTHING
  IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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  PART I -- REGISTRANT INFORMATION


                      Metromedia International Group, Inc.
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                             Full Name of Registrant

                             8000 Tower Point Drive
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            Address of Principal Executive Office (Street and Number)

                               Charlotte, NC 28227
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                            City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     |     (a)  The reasons described in reasonable detail in Part III of this
     |          form could not be eliminated without unreasonable effort or
     |          expense;
     |     (b)  The subject annual report, semi-annual report, transition report
     |          on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |          portion thereof, will be filed on or before the fifteenth
|_|  |          calendar day following the prescribed due date; or the subject
     |          quarterly report or transition report on Form 10-Q or subject
     |          distribution report on Form 10-D, or portion thereof, will be
     |          filed on or before the fifth calendar day following the
     |          prescribed due date; and
     |     (c)  The accountant's statement or other exhibit required by Rule
     |          12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     Metromedia International Group, Inc. (the "Registrant") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the "2007 Q2 Quarterly Report") due to the additional time and effort that was required to file its Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K") and the resulting delay in preparing and filing its subsequent periodic reports, including the 2007 Q2 Quarterly Report. The 2004 Form 10-K included restatements of previously issued financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 and the quarters ended March 31, June 30 and September 30, 2004 (the "Restatement Process"). The 2004 Form 10-K was filed with the Securities and Exchange Commission (the "SEC") on December 14, 2006. Additional time is needed to prepare and finalize the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2005 (the "2005 Quarterly Reports"), the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"), the Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2006 (the "2006 Quarterly Reports"), the Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K") and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the "2007 Q1 Quarterly Report" and collectively with the 2005 Quarterly Reports, the 2005 Form 10-K, the 2006 Quarterly Reports, the 2006 Form 10-K, and the 2007 Q2 Quarterly Report, the "Periodic Reports").

     At present, the Registrant cannot predict with confidence when it will file the Periodic Reports or its 2007 Q2 Quarterly Report. The filing of the Registrant's 2005 Quarterly Reports with the SEC, along with the Registrant's completion of its work effort for compliance with Section 404, "Management Assessment of Internal Controls", of the Sarbanes-Oxley Act of 2002 are a prerequisite for the filing of the 2005 Form 10-K, all of which must be filed prior to the filing of the 2006 Quarterly Reports, the 2006 Form 10-K, the 2007 Q1 Quarterly Report and the 2007 Q2 Quarterly Report.

     In regards to the 2005 Quarterly Reports and 2005 Form 10-K, the Registrant is in the early stages of the preparation and finalization of its consolidated financial results for the respective accounting periods. The preparation and filing of the 2005 Quarterly Reports and 2005 Form 10-K has been delayed due to the Restatement Process, the need to address significant complexities in the Registrant's past activities, difficulties in reconciling present U.S. public company reporting obligations with operations conducted solely in the country of Georgia where the Registrant's operations are based, and difficulties in recruiting and retaining qualified accounting personnel in the country of Georgia.

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


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Harold F. Pyle, III                704                    321-7380
 --------------------------      ---------------      -------------------------
         (Name)                     (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

         The Registrant filed its 2004 Form 10-K on December 14, 2006 and is in the process of completing the work effort necessary for filing the Periodic Reports.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that its 2007 financial results will differ significantly from previously issued financial statements as a result of the following significant events that have occurred since December 31, 2004:

     o The Registrant disposed of its 71% interest in PeterStar on August 1, 2005, for cash consideration of $215.0 million, and as a result, the Registrant will recognize a pre-tax gain of $115.3 million, before transactional costs, in the third quarter of 2005.

     o The Registrant redeemed its outstanding $152.0 million 10 1/2% Senior Notes in August 2005 using a portion of the cash proceeds from the sale of PeterStar.

     o The Registrant changed its effective ownership interests in certain of its Georgian business ventures in 2005, 2006 and 2007, as follows:

          o The Registrant increased its economic interest in Magticom by 8.3% during the first quarter of 2005 at a cost of $23.1 million and further increased its economic interest in Magticom by 7.3% during the third quarter of 2005 at a cost of $21.5 million, thereby increasing the Company's economic interest in Magticom to 50.1%;

          o The Registrant increased its economic interest in Telecom Georgia by 51.0% during the first quarter of 2005 at a cost of $5.0 million;

          o In July 2006, the Company sold a 60% economic interest in Telecom Georgia, thereby decreasing the Company's economic interest in Telecom Georgia to 21%, and acquired a 26% economic interest in Telenet, a Georgian fixed line telephony and data communication operation, for a net cash outlay of $0.5 million; and

          o In October 2006, a 25.6% owned subsidiary of the Company acquired a 19% economic interest in Telecom Georgia for $0.7 million, thereby increasing the Company's economic interest in Telecom Georgia to 25.6%.

          o In May 2007, the Company purchased the remaining 74.4% ownership interests in each of the Georgian communications companies Telecom Georgia and Telenet not owned by the Company, for a combined cash price of $12.6 million.

     On October 2, 2006, the Registrant released preliminary unaudited results of its Magticom business as of and for the year ended December 31, 2005, which were included in a Current Report on Form 8-K filed on October 2, 2006. Such results indicated an increase of 43% in revenues from $102.0 million to $146.1 million for the years ended December 31, 2004 and 2005, respectively. Such results also indicated an increase of 26% in net income from $50.3 million to $63.4 million for the years ended December 31, 2004 and 2005, respectively. Further information in regards to such results was included in the Form 8-K filed on October 2, 2006.

     On June 28, 2007, the Registrant released preliminary unaudited results of its Magticom business as of and for the year ended December 31, 2006, which were included in a Current Report on Form 8-K filed on June 28, 2007. Such results indicated an increase of 17% in revenues from $145.4 million to $170.4 million for the years ended December 31, 2005 and 2006, respectively. Also included in the Form 8-K is the revision of results previously disclosed in the Form 8-K filed on October 2, 2006. Further information regarding these results was included in the Form 8-K filed on June 28, 2006.

     On July 20, 2007, the Registrant released preliminary unaudited results of its Magticom business for the fiscal quarter ended March 31, 2007, which were included in a Current Report on Form 8-K filed on July 20, 2007. Such results indicated an increase of 19% in revenues from $36.9 million to $43.9 million for the fiscal quarters ended March 31, 2006 and 2007, respectively. Further information regarding these results was included in the Form 8-K filed on July 20, 2007.

     The Registrant cannot currently provide reasonable estimates for its 2005, 2006 or 2007 financial results due to the following:

     o The Registrant has not yet finalized its allocation of the purchase price of its interests in Magticom during 2005;

     o The Registrant has not yet commenced its review and analysis of the financial results for 2006 or 2007 of Telecom Georgia and Telenet; and

     o The Registrant has not commenced its preparation of its consolidated financial results for 2006 or 2007.

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                      Metromedia International Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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Date:   August 7, 2007                             By:   /S/  HAROLD F. PYLE III
        ---------------------------                   --------------------------
                                                        Harold F. Pyle, III
                                                        Executive Vice President
                                                        Finance, Chief Financial
                                                        Officer and Treasurer
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